Exhibit(a)(37)

                              FANT INDUSTRIES INC.
                              2154 Highland Avenue
                            Birmingham, Alabama 35205
                              Phone: (205) 933-1030

For further information contact:

Anthony J. Fant
(205) 933-1030

Richard Grubaugh
Beacon Hill Partners, Inc.
(212) 843-8500

FOR IMMEDIATE RELEASE


FANT INCREASES CASH TENDER OFFER TO $9.00 FOR HEI SHARES

NEW YORK, NEW YORK - July 13, 1998 - Fant Industries Inc. announced today that it has increased the price of its cash tender offer to $9.00 per share for 11.5% of the Common Stock of HEI, Inc. (NASDAQ: HEII), a Minnesota corporation. The offer represents a 38% premium over the closing price of HEI's stock on Friday, July 10, 1998 and a 100% premium over the closing price on the day before Anthony J. Fant began accumulating shares in December 1997.

"We believe this is a very strong offer," Mr. Fant said. "It is another tangible demonstration of our commitment to HEI and our confidence in its future under our leadership. We urge all shareholders to tender their shares and return their GREEN proxy cards today. To take advantage of this cash premium and to participate in the revitalization of HEI, shareholders must send in the GREEN proxy cards. We will deliver value to shareholders on day one, and $9 per share is where it begins."

The Fant Industries Inc. tender offer, proration period, and withdrawal rights have been extended and will expire on Tuesday, August 4, 1998 at 12:00 midnight New York City Time unless extended further. All shareholders whose shares are validly tendered and not withdrawn and accepted for payment pursuant to the offer, including shares previously tendered, will receive the increased price of $9.00 per share. To date, approximately 1,485,000 shares of the Company's Common Stock have been tendered.

R.J. Steichen & Co. is the Dealer Manager, and Beacon Hill Partners, Inc. is the Information Agent.